FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                For June 7, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F  X            Form 40-F
                               ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes                      No  X
                          ---                     ---

                                    Regus plc

                                INDEX TO EXHIBITS

Item

1.       Press release of Regus plc, dated June 7, 2001.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                               Regus plc




Date: June 7, 2001             By:      /s/ Stephen Stamp
                                       -----------------
                               Name:    Stephen Stamp
                               Title:   Group Finance Director


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ITEM 1




EMBARGOED UNTIL 7.00 A.M. (LONDON TIME)
7 June 2001


                  REGUS PLC

            TERMINATION OF DISCUSSIONS


Further to the announcement on 4 June 2001, Regus plc announces that discussions regarding the acquisition of Frontline Capital Group and HQ Global Holdings, Inc. have ended.



Enquiries:

FINANCIAL DYNAMICS               Telephone:  +44 20 7831 3113
David Yates


END


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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the termination of discussions. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.